EXHIBIT 99.1

Alliance One International, Inc.   Tel: 919 379 4300
8001 Aerial Center Parkway   Fax: 919 379 4346
Post Office Box 2009   www.aointl.com
Morrisville, NC 27560-2009
USA



NEWS RELEASE   Contact: Joel L. Thomas
                                                                                            (919) 379-4300

August 9, 2006

Alliance One International, Inc. Reports Improved First Quarter Financial Results; Affirms Prior Guidance

Morrisville, NC – Alliance One International, Inc. (NYSE: AOI) today announced net income of $6.1 million, or $0.07 per basic share, for its first fiscal quarter ended June 30, 2006, compared to a net loss of $80.7 million, or $1.21 per basic share, for the prior year quarter. The underlying net income for the first quarter, which excludes market valuation adjustments for derivative financial instruments, discontinued operations, and non-recurring items, was $12.3 million, or $0.14 per basic share, compared to an underlying net loss of $4.8 million or $0.07 per basic share on the same basis last year.

On May 13, 2005, DIMON Incorporated ("DIMON") and Standard Commercial Corporation ("Standard") merged and became Alliance One International, Inc. Because the merger was completed after the close of the fiscal year ended March 31, 2005, the comparative figures reported in this release for the three months ended June 30, 2005 includes the operations of Standard since May 13, 2005 and a full three months of the results of DIMON.

In discussing the Company's operating performance, management consistently excludes market valuation adjustments because they do not reflect the Company's operating activities, are non-cash in nature, and will reverse in their entirety (gains and losses will offset each other) during the remaining term of the swaps. Management also makes certain other adjustments in reviewing comparative financial information in order to provide what they feel is the most meaningful view of the Company's results from core operations, such as excluding results from discontinued operations and gains and charges resulting from unusual transactions or events that are not reflective of its underlying operations and that are not expected to recur. As of June 30, 2006 there remain no additional interest rate swap adjustments.

Brian J. Harker, Chairman and Chief Executive Officer stated, "We entered fiscal 2007 as a stronger company following our merger and last year's considerable merger related restructuring charges and significant challenges posed by our industry operating environment. We continue to execute our merger integration according to plan and are on track to complete the integration process and further refine our footprint in fiscal 2007. We remain focused on profit improvement and return on assets through a combination of improved pricing, cost reductions, efficiency improvements and on debt reduction through aggressive working capital management.

We are beginning to make some progress in increasing prices against a backdrop of increasing costs of production, rising interest rates and a weak U.S. dollar. However, the environment remains challenging particularly in Brazil. The 2006 Brazilian crop started the year as an average quality crop, however, the quality declined significantly due to weather related growing conditions in the latter part of the season. This has impacted both demand and pricing. We plan to reduce tobacco production in Brazil for the 2007 crop based on our current global projections of supply and demand. As a result of these factors we have increased the 2006 crop provision for grower bad debt on advances to farmers.

"However, taking all of these factors into consideration, excluding any effects of market valuation adjustments for derivatives, restructuring and other non-recurring charges, we now expect the Company's underlying net profit to be at the upper end of the range of our previously issued guidance of between 18 cents and 25 cents per basic share for the fiscal year ending March 31, 2007."

Performance Summary

Sales and other operating revenues for the first quarter were $493.5 million, which includes a full three months of the merged company, compared to $403.1 million for the year earlier quarter. The $90.4 million increase is the result of a 15.9% volume increase in quantities sold and a 5.0% increase in average sales prices. Revenues from the South America operating segment increased $37.5 million or 18.6%. Revenues from the Other Regions operating segment increased $52.9 million or 26.2% primarily as a result of an opportunistic sale of U.S. inventories.

Gross profit as a percentage of sales for the first quarter was 15.7%, compared to 10.9% for the year earlier quarter. Gross profit in the first quarter also increased $33.5 million or 76.1% to $77.5 million compared to $44.0 million for the year earlier quarter. The increases in gross profit as well as the gross profit percentage are primarily attributable to two factors. In the South America operating segment, as disclosed throughout the prior year, gross profit in Brazil had been negatively impacted due to increased costs from the absorption of local intrastate trade taxes resulting from a change in local laws. During the first quarter we entered into an agreement with the government of Rio Grande do Sul, the state in which our processing facilities in Brazil are located. Per the agreement we will be able to transfer accumulated intrastate trade tax credits related to the 2005 crop. As a result, intrastate trade taxes related to the 2005 crop of $19.2 million previously recorded as expense in fiscal 2006 have been reversed during the quarter. Partially offsetting the increased gross profit in the South America operating segment is the impact of the quality of the 2006 crop and decreased demand. The 2006 Brazilian crop was expected to be an average quality crop. However, the quality declined significantly due to weather related growing conditions in the latter part of the season. In addition, demand is projected to decline as well. As a result, the 2006 crop provision for grower bad debt has increased. This increase has negatively impacted the current quarter gross profit and will continue to negatively impact gross profit in future quarters relative to 2006 crop sales. Second, the reduction of gross profit on sales of inventory acquired in the merger as a result of purchase accounting inventory adjustments decreased by $8.3 million, primarily in the South America operating segment. The elimination of these prior year purchase accounting inventory adjustments from the current year will continue to improve gross profit as well as gross profit percentages in future quarters.

Selling, administrative and general expenses for the first quarter, which includes a full three months of the merged company, were $39.2 million compared to $38.4 million for the year earlier quarter. The increase is primarily due to increased costs as a result of the current quarter including a full three months of the merged company and increased legal and professional costs. If the year earlier quarter had included the full three months of the merged company, the selling, administrative and general expenses in the current quarter would have decreased $10.1 million or 20.5%.

Restructuring, asset impairment and integration charges for the first quarter were $1.7 million compared to $15.2 million for the year earlier quarter. The first quarter costs related to employee severance and other integration related charges as a result of the merger decreased $9.0 million compared to the year earlier quarter. Also included in the year earlier quarter were costs of $4.5 million related to asset impairment charges.

Debt retirement expense of $64.9 million in the year earlier quarter relates to one time costs of retiring DIMON debt as a result of the merger. These costs include tender premiums paid for the redemption of senior notes, the reversal of debt issuance costs associated with former DIMON debt instruments, termination of certain interest rate swap agreements and other related costs.

Interest expense in the first quarter was $25.6 million compared to $24.7 million for the year earlier quarter due to higher average rates partially offset by lower average borrowings.

Derivative financial instruments resulted in a benefit of $0.3 million in the first quarter compared to $0.1 million in the year earlier quarter. These items are derived from changes in the fair value of non-qualifying interest rate swap agreements.

Effective tax rates were an expense of 17.3% in the first quarter compared to a benefit of 20% in the year earlier quarter. The rates are based on the current estimate of full year results after the effect for any taxes related to specific events which are recorded in the interim period in which they occur. During the quarter ended June 30, 2006, benefit adjustments of $0.8 million related to specific events were recorded which decreased the estimated effective tax rate for the quarter from 24.1% to 17.3%. We estimate the effective tax rate for the full fiscal year to be 27% after absorption of discrete items. During the quarter ended June 30, 2005, adjustments of $17.7 million related to deferred tax asset valuation allowance adjustments were recorded as specific events. The net effect on the 2005 tax provision was to decrease the effective tax rate in the year earlier quarter from a benefit of 37% to 20%.

Losses from discontinued operations were $3.8 million in the first quarter compared to $2.7 million in the year earlier quarter and are attributable to the discontinuation of operations in Italy and Mozambique of the combined company, non-tobacco operations of former DIMON and the wool operations of Standard.

Liquidity
At June 30, 2006 total debt, net of $14.6 million of cash, was $1,093.8 million, compared to $1,241.7 million at June 30, 2005 and $1,046.5 million at March 31, 2006. Decreases in net debt levels of $147.9 million from June 30, 2005 are a result of aggressive working capital management, while the $47.3 million increase from March 31, 2006 is primarily related to normal seasonal working capital requirements. At June 30, 2006 the Company had seasonally adjusted available lines of credit of $515.5 million of which $154.4 million was undrawn. In addition, at June 30, 2006 the Company had no outstanding borrowings under its $300 million revolving credit facility.

Additional Information
This filing contains "forward-looking statements" as defined in the Private Securities Litigation Reform Act of 1995. These statements are based on current expectations of future events. Such statements include, but are not limited to, statements about future financial and operating results, plans, objectives, expectations and intentions and other statements that are not historical facts. Such statements are based on the current beliefs and expectations of Alliance One's management and are subject to significant risks and uncertainties. If underlying assumptions prove inaccurate or unknown risks or uncertainties materialize, actual results may differ materially from current expectations and projections. The following factors, among others, could cause actual results to differ from those set forth in the forward-looking statements: changes in the timing of anticipated shipments, changes in anticipated geographic product sourcing, political instability in sourcing locations, our ability to implement cost savings initiatives, currency and interest rate fluctuations, shifts in the global supply and demand position for tobacco products, and the impact of regulation and litigation on Alliance One's customers. Additional factors that could cause Alliance One's results to differ materially from those described in the forward-looking statements can be found in Alliance One Annual Reports on Form 10-K for the fiscal year ended March 31, 2006, and other filings with the Securities and Exchange Commission (the "SEC") which are available at the SEC's Internet site (www.sec.gov).

The company will hold a conference call on August 9, 2006 at 5:00 P.M. EDT accessible by dialing (800)967-7184 in the United States and (719)457-2633 outside of the United States. In addition there will be a web cast that can be accessed via the Company's web site www.aointl.com. If you are unable to participate in the conference, a recording of the presentation will be available from 8:00 P.M. Wednesday, August 9th through 11:59 P.M. August 13, 2006. To hear a replay of the conference, dial (888)203-1112 within the U.S., or (719)457-0820 outside the U.S., and enter access code 8836443.

Alliance One is a leading independent leaf tobacco merchant. For more information visit the company's website at www.aointl.com

--MORE--

Condensed Statement of Consolidated Income	**Three Months Ended June 30**	
(Unaudited - 000's Except Per Share Data)	**2006**	**2005 (*)**
Sales and other operating revenues	$493,485	$403,149
Cost of goods and services sold	415,981	359,171
Gross Profit	77,504	43,978
Selling, administrative and general expenses	39,247	38,358
Other income	643	155
Restructuring, asset impairment and integration charges	1,698	15,165
Operating income (loss)	37,202	(9,390)
Debt retirement expense	-	64,907
Interest expense	25,559	24,700
Interest income	15	1,157
Derivative financial instruments recovery	290	83
Income tax expense (benefit)	2,069	(19,570)
Equity in net income of investee companies	72	19
Minority income	(174)	(182)
Net income (loss) before discontinued operations	10,125	(77,986)
Loss from discontinued operations, net of tax	(3,794)	(2,672)
Cumulative effect of accounting changes, net of income taxes	(252)	-
Net Income (Loss)	$ 6,079	$ (80,658)
Basic Earnings (Loss) Per Share		
Income (loss) from continuing operations	$ .11	$(1.17)
Loss from discontinued operations	(.04)	(.04)
Net Income (Loss)	$.07	$(1.21)
Diluted Earnings (Loss) Per Share		
Income (loss) from continuing operations	$ .11	$(1.17)
Loss from discontinued operations	(.04)	(.04)
Net Income (Loss)	$.07	$(1.21)
Average number of shares outstanding:		
Basic	86,132	66,822
Diluted	87,317	66,822
Cash dividends per share	$.000	$.075

(*) Restated in Q4 FY06 for Mozambique and Non-tobacco Disc Ops

Reconciliation to Non-GAAP Underlying Net Income Before Extraordinary Item	Three Months Ended June 30	
(Unaudited - 000's Except Per Share Data)	**2006**	**2005 (*)**
GAAP Net Income (Loss)	$ 6,079	$(80,658)
Discontinued Operations	3,794	2,672
Cumulative effect of accounting changes	252	-
GAAP Net Income (Loss) from Continuing Operations	10,125	(77,986)
Reconciling items, net of tax effect:		
Market valuation adjustments for derivatives	(189)	(54)
Restructuring, asset impairment and integration charges	1,501	13,772
Debt retirement expenses	-	51,926
Gross profit reduction from inventory fair value purchase accounting adjustment	869	7,536
Non-GAAP Underlying Net Income (Loss)	$12,306	$ (4,806)
Non-GAAP Underlying Net Income (Loss) per Basic Share	$0.14	$(0.07)
GAAP Net Income (Loss) per Basic Share	$0.07	$(1.21)

(*) Restated in Q4 FY06 for Mozambique and Non-tobacco Disc Ops

Note 1 - Derivative Financial Instruments: Effective July 1, 2000, the Company adopted Statement of Financial Accounting Standards Number 133 (FAS133), "Accounting for Derivative Instruments and Hedging Activities." FAS133 eliminates special hedge accounting if the interest rate swap instruments do not meet certain criteria, thus requiring the Company to recognize all changes in their fair value in its current earnings. For the quarters ended June 30, 2006 and 2005, the Company recognized non-cash income of $290 and $83, respectively, from the change in the fair value of swap instruments. As a result of fluctuations in interest rates, and volatility in market expectations, the fair market value of interest rate swap instruments can be expected to appreciate or depreciate over time. The Company plans to continue its practice of economically hedging various components of its debt portfolio. However, as a result of FAS133, certain swap instruments have and may continue to create volatility in reported earnings.